# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sunnova Energy International Inc., CIK 0001772695
CUSIP: 86745K104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 20 Greenway Plaza,, Suite 475,, Houston, Texas (TX), 77046
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001782866

## Reporting persons
- Newlight Partners LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,505,811; sole dispositive power 0; shared dispositive power 6,505,811; aggregate amount beneficially owned 6,505,811 (5.18% of the class)
  Comment: The percent of class is calculated based upon 125,685,009 shares of common stock outstanding as of April 24, 2025 (the "Common Stock") as reported in the Issuer's Form 10-K Amendment No. 1 filed with the Securities and Exchange Commission on April 30, 2025 (the "Form 10-K/A").
- Newlight GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,505,811; sole dispositive power 0; shared dispositive power 6,505,811; aggregate amount beneficially owned 6,505,811 (5.18% of the class)
  Comment: The percent of class is calculated based upon 125,685,009 shares of Common Stock outstanding as reported in the Form 10-K/A.
- Ravi Yadav: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,505,811; sole dispositive power 0; shared dispositive power 6,505,811; aggregate amount beneficially owned 6,505,811 (5.18% of the class)
  Comment: The percent of class is calculated based upon 125,685,009 shares of Common Stock outstanding as reported in the Form 10-K/A.

## Item 1. Issuer
Name of issuer: Sunnova Energy International Inc.
Address of issuer's principal executive offices: 20 Greenway Plaza, Suite 475, Houston, TX 77046.

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):
i. Newlight Partners LP ("Newlight Partners");
ii. Newlight GP LLC ("Newlight GP"); and
iii. Ravi Yadav.

This Statement on Schedule 13G amends and supersedes the Schedule 13D filed with the SEC by the Reporting Persons on March 1, 2021, as thereafter amended, which Schedule 13D amended the Schedule 13G previously filed with the SEC by the Reporting Persons on February 12, 2020.
Address of principal business office or, if none, residence: c/o Newlight Partners LP, 320 Park Avenue, New York, NY 10022.
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on each cover page.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, dated as of May 15, 2025.

## Signatures
- Newlight Partners LP: /s/ David Taylor, David Taylor/Attorney-in-Fact (05/15/2025)
- Newlight GP LLC: /s/ David Taylor, David Taylor/Attorney-in-Fact (05/15/2025)
- Ravi Yadav: /s/ David Taylor, David Taylor/Attorney-in-Fact (05/15/2025)